SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                        North Asia Investment Corporation
             ------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    G66202105
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                           Elizabeth W. Cochrane, Esq.
                     c/o Arrowgrass Capital Partners (US) LP
                                 245 Park Avenue
                               New York, NY 10167

                                 (212) 584-1161
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 13, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 11 Pages)

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     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66202105                 13D                    Page 2 of 11 Pages
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     (1)    NAME OF REPORTING PERSONS

            Arrowgrass Capital Partners (US) LP
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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
            (a) [ ]
            (b) [X]
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     (3)    SEC USE ONLY

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     (4)    SOURCE OF FUNDS (see instructions) OO
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     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
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     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
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NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    619,100 ordinary shares
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    619,100 ordinary shares
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     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             619,100 ordinary shares
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
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     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             9.9%
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     (14)    TYPE OF REPORTING PERSON (see instructions)
             PN
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CUSIP No. G66202105                 13D                    Page 3 of 11 Pages

     (1)    NAME OF REPORTING PERSONS

            Arrowgrass Capital Services (US) Inc.
------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
            (a) [ ]
            (b) [X]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY

------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions) OO
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    619,100  ordinary shares
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    619,100  ordinary shares
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             619,100 ordinary shares
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
             9.9%
------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON (see instructions)
             CO
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CUSIP No. G66202105                 13D                   Page 4 of 11 Pages

Item 1.     Security and Issuer.

         This statement relates to the ordinary shares, par value $0.0001 per share (the "Shares"), of North Asia Investment Corporation, a Cayman Islands corporation (the "Company"). The Company's principal executive offices are located at Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea.


Item 2.     Identity and Background.

     (a) This Statement is filed by:

                  (i) Arrowgrass Capital Partners (US) LP ("ACP"), with respect to the Shares directly held by Arrowgrass Master Fund Ltd., a Cayman Islands exempted company ("AMF"). ACP serves as the investment manager of AMF; and

                  (ii) Arrowgrass Capital Services (US) Inc. ("ACS"), which is the General Partner of ACP, with respect to the Shares beneficially owned by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of ACP and ACS is 245 Park Avenue, 39th Floor, New York, New York 10167.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) ACP is a Delaware limited partnership. ACS is a Delaware corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.


Item 3.     Source and Amount of Funds and Other Consideration.

The Shares purchased by AMF were acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $6,000,000.

CUSIP No. G66202105                 13D                   Page 5 of 11 Pages


Item 4.     Purpose of the Transaction.

         The Shares reported herein by the Reporting Persons were acquired for investment purposes in the ordinary course of business.

         Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

         The Company was organized for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business (a "Business Combination"). The Company consummated an initial public offering in July 2009 in connection with which it raised gross proceeds of approximately $50 million, a significant portion of which was placed in a trust account pending the consummation of a Business Combination on or prior to July 29, 2010. Pursuant to certain provisions in the Company's certificate of incorporation, as amended, a holder of Shares of the Company issued in the Company's initial public offering may, if it votes against the Business Combination, demand that the Company redeem its Shares into cash (the "Conversion Rights"). A Business Combination will not be consummated if the holders of more than 40% of the Shares vote against the Business Combination and request Conversion Rights. On January 14, 2010, the Company announced it had entered into an agreement for a proposed Business Combination (the "Proposed Business Combination").

         On April 13, 2010, AMF entered into an Option Purchase Agreement (the "Option Agreement") which is referenced as Exhibit 1 hereto with Malibu Capital Partners, LLC, a California limited liability company ("Malibu"). Pursuant to the terms of the Option Agreement, AMF granted to Malibu an option to purchase from AMF all (but not less than all) of the Shares of AMF reported herein. The option expires on or prior to the earlier to occur of (i) the date the Company liquidates its trust account or (ii) the unilateral decision of Malibu to terminate that is communicated to AMF in writing. If Malibu exercises its Option, AMF is required to sell the Shares to Malibu and Malibu is required to purchase the Shares from AMF at a price per share equal to that certain pro rata portion of the Company's trust account per share due to its public stockholders as set forth in the Company's final definitive proxy statement filed with the U.S. Securities and Exchange Commission in connection with the Proposed Business Combination. In the Option Agreement AMF agreed to vote its Shares against the Proposed Business Combination. Upon exercise of the option by Malibu, AMF agreed to (i) withdraw and revoke its exercise of Conversion Rights and (ii) vote in favor of, or abstain from voting upon, the Proposed Business Combination unless otherwise directed by Malibu.

CUSIP No. G66202105                 13D                   Page 6 of 11 Pages

         The summary of the Option Agreement is not complete, and is qualified in its entirety by reference to the text of the agreement, which is referenced as Exhibit 1 to this Schedule 13D.

         The entering into the Option Agreement may result in the Reporting Persons being deemed a "group" with Malibu and certain of its affiliates (the "Malibu Reporting Persons") within the meaning of Section 13(d) of the Act. Although the Reporting Persons and the Malibu Reporting Persons may be deemed to be a "group" with each other within the meaning of Section 13(d) of the Act, the Reporting Persons do not believe that they are part of a group with the Malibu Reporting Persons and expressly disclaim membership in any "group" with the Malibu Reporting Persons. According to Amendment No. 1 to the Schedule 13D filed by the Malibu Reporting Persons on April 16, 2010, the Malibu Reporting Persons beneficially own 1,652,905 Shares, representing approximately 26.4% of the outstanding Shares (the "Malibu Position"). The Malibu Position includes the 619,100 Shares beneficially owned by the Reporting Persons as reported herein. The Reporting Persons expressly disclaim beneficial ownership of any additional Shares that may be deemed to be beneficially owned by the Malibu Reporting Persons.


 Item 5.     Interest in Securities of the Issuer.

      A. Arrowgrass Capital Partners (US) LP

          (a) As of the date hereof, ACP may be deemed the beneficial owner of the 619,100 Shares held by AMF.

                           Percentage: Approximately 9.9% as of the date hereof. The percentages used herein and in the rest of the
                           Schedule 13D are calculated based upon 6,250,000 Shares outstanding, which reflects the number of Shares outstanding, as of June 30, 2009, as reported in the Company's Form 20-F filed on December 24, 2009.

          (b)  1. Sole power to vote or direct vote: 0
               2. Shared power to vote or direct vote: See item (a) above.
               3. Sole power to dispose or direct the disposition: 0
               4. Shared power to dispose or direct the
                  disposition:  See item (a) above.

          (c) The transactions in the Shares within the last sixty days on behalf of AMF, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.

          (e)  Not applicable.

CUSIP No. G66202105                 13D                   Page 7 of 11 Pages

      B. Arrowgrass Capital Services (US) Inc.

          (a) As of the date hereof, ACS, as the General Partner of ACP, may be deemed the beneficial owner of the 619,100 Shares held by AMF.

               Percentage: Approximately 9.9% as of the date hereof.

          (b)  1. Sole power to vote or direct vote: 0
               2. Shared power to vote or direct vote: See item (a) above.
               3. Sole power to dispose or direct the disposition: 0
               4. Shared power to dispose or direct the
                  disposition: See item (a) above.

          (c) The transactions in the Shares within the last sixty days on behalf of AMF, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

          (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.

          (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

         Other than the Option Agreement, which is incorporated by reference to Exhibit No. 2 to Amendment No. 1 to the Schedule 13D filed by the Malibu Reporting Persons on April 16, 2010, and for which the Malibu Reporting Persons are requesting Confidential Treatment with respect to certain portions thereof, and the Joint Filing Agreement attached as Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. G66202105                 13D                   Page 8 of 11 Pages


Item 7.     Materials to be Filed as Exhibits.

Exhibit 1: Option Purchase Agreement dated April 13, 2010 by and among the parties named on the signature pages thereto (incorporated by reference to Exhibit No. 2 to Amendment No. 1 to the Schedule 13D filed by the Malibu Reporting Persons on April 16, 2010).

Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. G66202105                 13D                   Page 9 of 11 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  April 22, 2010

ARROWGRASS CAPITAL PARTNERS (US) LP       ARROWGRASS CAPITAL SERVICES (US) INC.



By:  Arrowgrass Capital Services (US)     By: /s/ Sean Flynn
Inc., its General Partner                 --------------------------------------
                                          Name: Sean Flynn
                                          Title Director
By: /s/ Sean Flynn
-------------------------------------
Name:  Sean Flynn
Title  Director

CUSIP No. G66202105                 13D                   Page 10 of 11 Pages

                                   Schedule A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARROWGRASS CAPITAL SERVICES (US) INC.

Sean Flynn serves as director of ACS. His business address is PO Box 242, Grand Cayman, KY1-1104 Cayman Islands. His principal occupation is serving as Director
- HF Fund Services Ltd, at PO Box 242, Grand Cayman, KY1-1104 Cayman Islands. Mr. Flynn is a citizen of Ireland.

CUSIP No. G66202105                 13D                   Page 11 of 11 Pages


                                  Schedule B

OPTIONS

DATE           TRANSACTION TYPE         NUMBER OF SHARES    PRICE PER SHARE ($)
----           ----------------         ----------------    -------------------
*4/13/2010     Sale of Call Option      619,100             **

* Private party negotiation between the Reporting Persons and Malibu. See Items 4 and 6 and Exhibit 1 for more details.

** On information and belief, the Malibu Reporting Persons are requesting Confidential Treatment with respect to the price per share of the Option Agreement.

                                    EXHIBIT 2

                             JOINT FILING AGREEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  April 22, 2010

ARROWGRASS CAPITAL PARTNERS (US) LP       ARROWGRASS CAPITAL SERVICES (US) INC.



By:  Arrowgrass Capital Services (US)     By: /s/ Sean Flynn
Inc., its General Partner                 --------------------------------------
                                          Name: Sean Flynn
                                          Title Director
By: /s/ Sean Flynn
-------------------------------------
Name:  Sean Flynn
Title  Director